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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                           PETROLEUM GEO-SERVICES ASA
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Ordinary Shares, Nominal Value NOK5 per Share, and
        American Depositary Shares, Each Representing One Ordinary Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                     716597109 (American Depositary Shares)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michel Ponthus
                         Senior Executive Vice President
                           Finance and Human resources
                           and Chief Financial Officer
                        Compagnie Generale de Geophysique
                               1, rue Leon Migaux
                                   91341 Massy
                                     France
                                (33-1) 64 47 3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 24, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------
CUSIP No. 716597109 (American depositary shares)
------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSON
            I.R.S. IDENTIFICATION

            Compagnie Generale de Geophysique           I.R.S. #  Not Applicable
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            France
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,757,400
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                7,757,400
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,757,400
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            CO
----------- --------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the ordinary shares, nominal value NOK5 per share (the "Shares"), and the American depositary shares, each representing one Share (the "ADSs"), of Petroleum Geo-Services ASA, a Norwegian allmennaksjeselskap (the "Company"), and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is Strandveien 4, N-1366 Lysaker, Kingdom of Norway. References herein to Shares include references to ADSs unless the context otherwise requires.

Item 2. Identity and Background.

     (a) This statement is being filed on behalf of Compagnie Generale de Geophysique, a French societe anonyme (the "Reporting Person"). The list of the executive officers and directors of the Reporting Person attached hereto as
Schedule I and incorporated herein by reference contains the following information with respect to each such person: (i) name, (ii) business address,
(iii) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

     (b) The address of the principal business and principal office of the Reporting Person is 1, rue Leon Migaux, 91341 Massy, France.

     (c) The Reporting Person participates in the oilfield services industry by providing seismic data acquisition, processing and geoscience services and equipment to clients in the oil and gas exploration and production business.

     (d) Neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a societe anonyme duly incorporated under the laws of the Republic of France.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required to purchase the 7,757,400 Shares owned by the Reporting Person, including 3,567,400 in the form of ADSs, was NOK53,471,569, including NOK24,668,571 to purchase such ADSs, and was furnished from the working capital of the Reporting Person.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the Shares because the Company is a significant participant in the worldwide seismic industry and it is the Reporting Person's intent, on a longer-term basis, to work towards consolidation of such industry. Although the Reporting Person has no current plans or proposals with respect to any of the matters specified in paragraphs (a) through
(j) of Item 4 of Schedule 13D, it believes that its ownership of the Shares will facilitate its objective to work towards such consolidation.

     The Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning further acquisitions of Shares or further investments by the Reporting Person in the Company. The Reporting Person intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

Item 5. Interest in Securities of the Issuer.

     (a) As of October 4, 2002, the Reporting Person beneficially owns 7,757,400 Shares, including 3,567,400 in the form of ADSs, representing approximately 7.5% of the outstanding Shares, based on the 103,345,987 Shares reported by the Company as outstanding as of December 31, 2001 in its annual report on Form 20-F for the year ended December 31, 2001. Except as otherwise indicated in Schedule I, no person listed therein beneficially owns any Shares.

     (b) The Reporting Person and, to the best of the Reporting Person's knowledge, each person listed in Schedule I as beneficially owning any Shares, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares it owns.

     (c) The acquisition of the 7,757,400 Shares reported on this Schedule 13D were effected by separate privately-negotiated transactions with an investment bank who has acquired such Shares in open purchases on (i) the Oslo Stock Exchange with respect to the Company's ordinary shares and (ii) the New York Stock Exchange with respect to the ADSs, as reported in Schedule II attached hereto and incorporated herein by reference. Other than the acquisition of the 7,757,400 Shares reported on this Schedule 13D and except as otherwise indicated in Schedule II, no transactions in Shares of the

Company were effected during the last sixty days by the Reporting Person or any of the persons set forth in Schedule I.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2002              COMPAGNIE GENERALE DE GEOPHYSIQUE

                                    By: /s/ Michel Ponthus
                                        ------------------------------
                                        Name:  Michel Ponthus
                                        Title: Senior Executive Vice President
                                               (Finance and Human Resources) and
                                               Chief Financial Officer

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation or employment of each of the executive officers and directors of Compagnie Generale de Geophysique (the "Reporting Person") as well as, when such present principal occupation or employment is not with the Reporting Person, the name, principal business and address of any corporation or other organization in which such employment is conducted. Except as otherwise indicated, the business address of each of such persons is 1, rue Leon Migaux, 91341 Massy, France, and each of such persons is a citizen of the Republic of France. Except as otherwise indicated, no such person owns beneficially any ordinary share, nominal value NOK5 (a "Share") and/or American depositary share (an "ADS") of Petroleum Geo-Services ASA (the "Company").

            Executive Officers and Directors of the Reporting Person
            --------------------------------------------------------

------------------------------- ------------------------------------------------
             NAME                  PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH THE REPORTING PERSON
------------------------------- ------------------------------------------------
Robert Brunck                   Chairman and Chief Executive Officer of the
                                Reporting Person.
------------------------------- ------------------------------------------------
Gerard Chambovet                Senior Executive Vice President of the Reporting
                                Person (Services).
------------------------------- ------------------------------------------------
Thierry Le Roux                 Senior Executive Vice President of the Reporting
                                Person (Products).
------------------------------- ------------------------------------------------
Michel Ponthus                  Senior Executive Vice President (Finance and
                                Human Resources) and Chief Financial Officer of
                                the Reporting Person.
------------------------------- ------------------------------------------------
Christophe Pettenati-Auziere    o Senior Executive Vice President of the
                                  Reporting Person (Strategy, Planning and
                                  Control).
                                o Number of ADSs of the Company beneficially
                                  owned:  4,000.
------------------------------- ------------------------------------------------
Gerard Fries                    o Director of the Reporting Person;
                                o Senior Executive Vice President of
                                  Institut Francais du Petrole
                                  1, avenue du Bois Preau
                                  92500 Rueil Malmaison, France.
------------------------------- ------------------------------------------------
Robert Castaigne                o Director of the Reporting Person;
                                o Chief Financial Officer and member of the
                                  Executive Committee of TotalFinaElf
                                  2, place de la Coupole
                                  La Defense 6
                                  92078 Paris La Defense Cedex, France.
------------------------------- ------------------------------------------------
Jean Dunand                     Director of the Reporting Person.
------------------------------- ------------------------------------------------
Claude Mandil                   o Director of the Reporting Person;
                                o President of the Institut Francais du Petrole
                                  1, avenue du Bois Preau
                                  92500 Rueil Malmaison, France.
------------------------------- ------------------------------------------------
Yves Lesage                     Director and Honorary Chairman of the Reporting
                                Person.
------------------------------- ------------------------------------------------
John MacWilliams(1)             o Director of the Reporting Person;
                                o Partner of JP Morgan Partners
                                  1221 Avenue of the Americas
                                  New York, New York  10020, U.S.A.
------------------------------- ------------------------------------------------
Christian Marbach               Director of the Reporting Person.
------------------------------- ------------------------------------------------
Daniel Valot                    o Director of the Reporting Person;
                                o Chairman of the Management Board of Technip-
                                  Coflexip
                                  170, place Henri Regnault
                                  92973 Paris La Defense Cedex, France.
------------------------------- ------------------------------------------------
Robert Semmens(1)               o Director of the Reporting Person;
                                o Independent consultant.
------------------------------- ------------------------------------------------

---------------------
(1)      U.S. citizen.

                                                                     SCHEDULE II

     Set forth below are described each transaction in the ordinary shares, nominal value NOK5 ("Shares") and in the American depositary shares ("ADSs") of Petroleum Geo-Services ASA (the "Company") by the Reporting Person during the past sixty days. Except as otherwise indicated, no executive officer or director of the Reporting Person listed in Schedule I to the Schedule 13D to which this
Schedule II is attached and incorporated by reference purchased or sold any Shares and/or ADSs during the past sixty days.

                                        Transactions in the Shares of the Company
                                        -----------------------------------------
--------------------------- ------------------------- -------------------- ------------------------ --------------------
                                                        TYPE OF SECURITY     AMOUNT OF SECURITIES    PURCHASE PRICE PER
   IDENTITY OF PURCHASER       DATE OF TRANSACTION          PURCHASED              INVOLVED               SECURITY
--------------------------- ------------------------- -------------------- ------------------------ --------------------
   Ch. Pettenati-Auziere         August 7, 2002               ADSs                  4,000                 USD0.46
--------------------------- ------------------------- -------------------- ------------------------ --------------------

     Reporting Person          September 24, 2002            Shares               4,115,000               NOK6.86
--------------------------- ------------------------- -------------------- ------------------------ --------------------

     Reporting Person          September 24, 2002             ADSs                3,567,400               USD0.922
--------------------------- ------------------------- -------------------- ------------------------ --------------------

     Reporting Person          September 25, 2002            Shares                 75,000               NOK7.1973
--------------------------- ------------------------- -------------------- ------------------------ --------------------